

August 23, 2013

Michael J. Dixon
President and Chief Financial Officer
Ignite Restaurant Group, Inc.
9900 Westpark Drive, Suite 300
Houston, Texas 77063

   Re: **Ignite Restaurant Group, Inc.**
       Form 10-K for the Year Ended December 31, 2012
       Filed March 20, 2013
       File No. 001-35549

Dear Mr. Dixon:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ David R. Humphrey

        David R. Humphrey
        Accounting Branch Chief